December 1, 2011

Via EDGAR and E-mail

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Attention:	Mr. Justin Dobbie, Legal Branch Chief

Re:	Visteon Corporation

Registration Statement on Form S-4

Filed November 10, 2011

File No. 333-177899

Dear Mr. Dobbie:

This letter is in response to your comment letter dated November 22, 2011 directed to Mr. Donald J. Stebbins, President and Chief Executive Officer of Visteon Corporation (the “Company”). Your comment is reproduced below in bold italics, followed by the Company’s response.

Exhibit 5.1

1.	Please have counsel remove the second to the last sentence in the paragraph that begins on page two of the letter and ends on page three, as it is inappropriate for counsel to limit or qualify its expertise of controlling state law.

The Company will amend its registration statement on Form S-4 to provide a revised exhibit 5.1 reflecting the deletion of the requested sentence.

* * * * * * * *

We acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the matters discussed in this letter, you may contact Mr. Michael K. Sharnas at (734) 710-5236 or me at (734) 710-5266.

Very truly yours,

/s/ Peter M. Ziparo
Peter M. Ziparo
Assistant General Counsel

cc:	Michael K. Sharnas, Esq.

Jerry T. Nowak, P.C.

Paul Zier, Esq.